July 9, 2019

Sheila Cunningham
President and Chief Executive Officer
Evil Empire Designs, Inc.
441 Eastgate Rd., Suite A
Henderson, Nevada 89011

       Re: Evil Empire Designs, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 26, 2019
           File No. 333-231172

Dear Ms. Cunningham:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2019 letter.

Form S-1 filed June 26, 2019

Use of Proceeds, page 13

1. Refer to your response to comment 5. Please set forth here the interest rate and maturity of the debt to TOL Designs that you plan to repay with offering proceeds.
Determination of the Offering Price, page 14

2. Refer to your response to comment 6. You state that selling shareholders will sell at fixed prices until the common stock becomes quoted on the OTCQX, the OTCQB, or the "OTC
       Pink" or listed on a national securities exchange. Please delete references to OTC Pink, as the OTC Pink, also known as Pink Open Market, is not considered an existing market for
 Sheila Cunningham
Evil Empire Designs, Inc.
July 9, 2019
Page 2
      the purposes of the disclosure requirement of Item 501(b)(3) of Regulation S-K.
       You may contact Patrick Kuhn at 202-551-3308 or Andrew Mew at 202-551-3377 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameSheila Cunningham
                                                          Division of
Corporation Finance
Comapany NameEvil Empire Designs, Inc.
                                                          Office of
Transportation and Leisure
July 9, 2019 Page 2
cc:       Thomas E. Puzzo
FirstName LastName